Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$530,000.00	$16.27

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,538,587.71 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $16.27 is offset against the registration fee due for this offering and of which $1,538,571.44 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement

To prospectus dated May 30, 2006,

prospectus supplement dated May 30, 2006,

product supplement no. 820-I dated October 19, 2007 and

underlying supplement no. 100 dated December 12, 2006

Registration Statement no. 333-134553 Dated November 26, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$530,000

Buffered Return Enhanced Notes Linked to the S&P 500® Index

Summary Description

The Buffered Return Enhanced Notes Linked to the S&P 500® Index (the “Notes”) are designed for investors who seek buffered risk and potentially enhanced returns from leveraged exposure, from the Pricing Date to the Valuation Date, to the S&P 500® Index. Investments that are partially buffered against market declines and that provide leveraged exposure to appreciation in an index can help reduce portfolio risk while maintaining enhanced participation in equities. Investors should be willing to forgo interest and dividend payments during the term of the Notes and, if the Index declines by more than 15%, be willing to lose up to 85% of their principal.

Issuer:	Lehman Brothers Holdings Inc. (A+, A1, AA-)†
Issue Size:	$530,000
Pricing Date:	November 26, 2007
Settlement Date:	November 29, 2007
Valuation Date:	November 23, 2011††
Maturity Date:	November 29, 2011††
Term:	4 years
Index:	The S&P 500® Index
Buffer Amount:	15%
Participation Rate:	111.20%
No Interest Payments:	There will be no interest payments during the term of the Notes.
Payment at Maturity (per $1,000):	If the Index Return is positive, you will receive a cash payment that provides you with a return on your investment equal to the product of the Index Return multiplied by the Participation Rate. If the Index Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Index Return × Participation Rate)]

If the Index Return is negative or zero, but its absolute value does not exceed the Buffer Amount, your principal will be fully protected. Accordingly, if the Index Return is less than or equal to zero and greater than or equal to -15%, you will receive a cash payment of $1,000 per $1,000 principal amount Note.

If the Index Return is negative, and its absolute value exceeds the Buffer Amount, your investment will have downside exposure to any decline in the Index beyond the Buffer Amount. If the Index Return is negative and the absolute value of the Index Return is greater than 15%, you will lose 1% per $1,000 principal amount Note for every 1% that the Index Ending Level declines beyond 15% from the Index Starting Level. Accordingly, if the Index Return is negative and the absolute value of the Index Return is greater than 15%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Index Return + 15%)].

You may lose up to 85% of your investment at maturity if the Index Return is negative and the absolute value of the Index Return exceeds the Buffer Amount.

Index Return:	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level:	1,407.22
Index Ending Level:	The Index closing level on the Valuation Date
Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	52517P6X4
ISIN:	US52517P6X46

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 820-I.

Investing in the Buffered Return Enhanced Notes Linked to the S&P 500® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 820-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “ Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 820-I, underlying supplement no. 100 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Us
Per Note	$1,000.00	$25.00	$975.00
Total	$530,000.00	$13,250.00	$516,750.00

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. may use up to $25.00 per $1,000 principal amount of these fees, or 2.50% per $1,000 principal amount, to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

November 26, 2007	MTNI505

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 820-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 100 (which describes the Index, as defined herein, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 820-I, underlying supplement no. 100, this pricing supplement and any other relevant terms supplement for complete details. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 820-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 820-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 820-I dated October 19, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507221936/d424b2.htm

•	Underlying supplement no. 100 dated December 12, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000095013606010223/file1.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Uncapped Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Participation Rate of 111.20%. The Notes are not subject to a predetermined maximum gain and, accordingly, any Payment at Maturity will be determined by whether, and the extent to which, the Index Return is positive. Because the Notes are our senior unsecured obligations, payment of the Payment at Maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: Payment at Maturity of the full principal amount of the Notes is protected only against a decline of up to 15% from the Index Starting Level. If the Index Ending Level represents a decline of more than 15% from the Index Starting Level, for every 1% decline of the Index beyond 15%, you will lose an amount equal to 1% of the principal amount of your Notes.

•

Diversification of Stocks Included in the S&P® 500 Index: Your return on an investment in the Notes is linked to the performance of the Index. The Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. For additional information about the Index, see “S&P® 500 Index,” in the accompanying underlying supplement no. 100.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument.

If you are a non-United States holder of Notes, based on the treatment of the Notes as cash-settled financial contracts, United States federal withholding taxes should not be imposed on payments received upon any sale, exchange or other disposition of the Notes or on payments received at maturity in respect of the Notes. Back-up withholding generally will apply, however, if you fail to provide a taxpayer identification number, a certification of exempt status, or if you otherwise fail to comply with applicable certification requirements.

See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 820-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 820-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The Notes only guarantee a partial return of principal at maturity. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. You will lose 1% per $1,000 principal amount Note for every 1% that the Index Ending Level declines beyond 15% as compared to the Index Starting Level. YOU MAY LOSE UP TO 85% OF YOUR PRINCIPAL IF THE LEVEL OF THE INDEX DECLINES.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Index: We are one of the companies that are represented in the Index, but we are not affiliated with any of the other companies whose stock is represented in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the companies represented in the Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of up to $25.00 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Index.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 820-I.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their respective businesses, Lehman Brothers Holdings Inc. or its affiliates may from time to time express views on expected movements in the levels of the Index or the stocks underlying the Index. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Index or the stocks underlying the Index.

•

The Index Ending Level May be Below the Closing Level of the Index at the Maturity Date or at Other Times During the Term of the Notes: Because the Index Ending Level is calculated based on the closing level of the Index on the Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing level of the Index at or around the time of the Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing level of the Index on the Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing level of the Index on any date or dates subsequent to the Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market, the value of which could be realized on any date or dates other than, or in addition to, the Valuation Date.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at maturity, for a hypothetical range of performance of the Index for an Index Return of -100% to 100%. The table reflects an Index Starting Level of 1,407.22 and the Participation Rate of 111.20%. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Index Return	Hypothetical Index Ending Value	Hypothetical Total Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre-Tax Rate of Return
-100%	0.00	$150.00	-85.00%	-22.80%
-90%	140.72	$250.00	-75.00%	-20.50%
-80%	281.44	$350.00	-65.00%	-18.20%
-70%	422.16	$450.00	-55.00%	-15.70%
-60%	562.88	$550.00	-45.00%	-13.20%
-50%	703.61	$650.00	-35.00%	-10.50%
-40%	844.33	$750.00	-25.00%	-7.70%
-30%	985.05	$850.00	-15.00%	-4.80%
-20%	1,125.77	$950.00	-5.00%	-1.60%
-15%	1,196.13	$1,000.00	0.00%	0.00%
-10%	1,266.49	$1,000.00	0.00%	0.00%
0%	1,407.22	$1,000.00	0.00%	0.00%
10%	1,547.94	$1,111.20	11.12%	3.60%
20%	1,688.66	$1,222.40	22.24%	6.90%
30%	1,829.38	$1,333.60	33.36%	10.10%
40%	1,970.10	$1,444.80	44.48%	13.00%
50%	2,110.83	$1,556.00	55.60%	15.90%
60%	2,251.55	$1,667.20	66.72%	18.60%
70%	2,392.27	$1,778.40	77.84%	21.20%
80%	2,532.99	$1,889.60	88.96%	23.60%
90%	2,673.71	$2,000.80	100.08%	26.00%
100%	2,814.44	$2,112.00	111.20%	28.30%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from the Index Starting Level of 1,407.22 to an Index Ending Level of 1,547.94. Because the Index Ending Level of 1,547.94 is above the Index Starting Level of 1,407.22 and the Index Return of 10% multiplied by 111.20%, the investor receives a Payment at Maturity of $1,111.20 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (10% × 111.20%)] = $1,111.20

Example 2: The level of the Index decreases from the Index Starting Level of 1,407.22 to an Index Ending Level of 1,266.49. Because the level of the Index has declined from the Index Starting Level of 1,407.22 and the percentage decline, 10%, does not exceed the Buffer Amount of 15%, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index decreases from the Index Starting Level of 1,407.22 to an Index Ending Level of 985.05. Because the level of the Index has declined from the Index Starting Level of 1,407.22 and the percentage decline, 30%, exceeds the Buffer Amount of 15%, the investor will receive a Payment at Maturity of $850.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-30% + 15%)] = $850.00

Historical Information

The following graph sets forth the historical performance of the Index from November 26, 2002 through November 26, 2007. The closing level of the Index on November 26, 2007 was 1,407.22.

We obtained the closing levels of the Index below from Bloomberg Financial Markets, and, accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Valuation Date. We cannot give you assurance that the performance of the Index will result in a Payment at Maturity in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.